UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ATTUNITY LTD.
(Exact name of registrant as specified in its charter)

Israel	Not Applicable
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, Israel	4464321
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Ordinary Share Bonus Rights	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable):  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

This Registration Statement on Form 8-A of Attunity Ltd. ("Attunity" or the "Company") is being filed with the Securities and Exchange Commission ("SEC") to reflect the adoption of a shareholders bonus rights plan by the Company.

Item 1.    Description of Registrant’s Securities to be Registered

The description of the Ordinary Shares, par value NIS 0.40 per share (the "Ordinary Shares"), of the Company under the caption “Description of Ordinary Shares” contained in the Company’s Annual Report on Form 20-F (File No. 001-20892), as filed with the SEC on March 31, 2016, is hereby incorporated by reference.

The Board of Directors (the “Board”) of Attunity has authorized the distribution of one bonus right (a "Right") for each outstanding Ordinary Share.  The distribution is payable on June 17, 2016 (the "Record Date") to shareholders of record on that date.  Each Right initially entitles the registered holder to purchase from the Company one half (1/2) of one Ordinary Share at a price of $70.0 per share (the "Purchase Price"), subject to adjustments.  The description and terms of the Rights are set forth in a Bonus Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the "Rights Agent").

The summary description of the Rights set forth below does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as Exhibit 4.1 hereto and incorporated herein by reference in its entirety.

Until the earlier to occur of (i) ten business  days (or such later date as the Board may determine before a Distribution Date occurs) following a public announcement that a person or group of affiliated or associated persons acquired, or obtained the right to acquire, beneficial ownership (including through entry into certain derivative positions) of 11.0% or more of the Ordinary Shares other than as a result of repurchases of Ordinary Shares by the Company (an "Acquiring Person"; the date of such public announcement being the “Shares Acquisition Date”) (or, if the tenth business day after the Share Acquisition Date occurs before the Record Date, the close of business on the Record Date), or (ii) ten business days (or such later date as may be determined by the Board prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in any person's becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced only by the balances indicated in the book-entry account system of the transfer agent for the Ordinary Shares or, in the case of certificated shares, the certificates that represent such Ordinary Shares.

A person who beneficially owns (including through entry into certain derivative positions) as of the Record Date 11.0% or more of the Ordinary Shares will not become an Acquiring Person unless and until such person thereafter acquires additional Ordinary Shares representing 1.0% or more of the Ordinary Shares of the Company then outstanding.

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying Ordinary Shares or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of (i) the notional or other number of Ordinary Shares to be acquired upon exercise or settlement of such instrument or as the basis upon which the value or settlement amount of such instrument is to be calculated, or (ii) if no such number of shares is specified in the relevant documentation of such instrument, that number of Ordinary Shares determined by the Board in its sole discretion to be the number of such shares to which such instrument relates.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Ordinary Shares.  Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the balances in the book-entry accounting system of the transfer agent for the Ordinary Shares or, in the case of certificated shares, Ordinary Shares certificates, will evidence the Rights, and any transfer of Ordinary Shares will constitute a transfer of Rights. After the Distribution Date, the Rights will separate from the Ordinary Shares and will be evidenced solely by separate certificates evidencing the Rights that the Company will mail to all eligible holders of Ordinary Shares.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on June 30, 2017, unless earlier redeemed or exchanged by the Company as described below or unless such expiration date is extended.

The Purchase Price payable, and the number of Ordinary Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Ordinary Shares, (ii) upon the grant to all holders of the Ordinary Shares of certain rights or warrants to subscribe for Ordinary Shares or convertible securities at less than the current market price of the Ordinary Shares, or (iii) upon the distribution to holders of the Ordinary Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings or dividends payable in Ordinary Shares) or of subscription rights or warrants (other than those referred to above).

In the event that a Person becomes an Acquiring Person, except pursuant to an offer to acquire Ordinary Shares which the Board determines to be fair and not inadequate and to otherwise be in the best interests of the Company and its shareholders, proper provision shall be made so that each holder of a Right, other than Rights that were beneficially owned by the Acquiring Person on the earlier of the Distribution Date or the Shares Acquisition Date (which Rights will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of Ordinary Shares having a market value of two times the exercise price of the Right.  If the Company does not have sufficient Ordinary Shares for this purpose, the Company may, to the extent permitted by applicable law, substitute cash, a reduction in the exercise price, other equity securities of the Company, debt securities of the Company, other assets, or any combination of the foregoing, having an aggregate value equal to the value which would have been realized if the Company had sufficient Ordinary Shares.  In addition, in the event that, at any time following the Shares Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer, as such term is defined in the Rights Agreement), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Ordinary Shares are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, proper provision shall be made so that each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right.  For example, at an exercise price of $70.0 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in this paragraph would entitle its holder to purchase $140.0 worth of shares.  Assuming that the shares had a per share market value of $20.0 at such time, the holder of each valid Right would be entitled to purchase seven (7) shares for $70.0.

At any time until ten business days following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.  In addition, at any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Ordinary Shares, the Board may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Ordinary Share per Right (subject to adjustment).

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Ordinary Shares (or other consideration) of the Company or for shares of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board prior to the Distribution Date.  After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provision therein, to shorten or lengthen any time period thereunder, or to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person).  The foregoing notwithstanding, no amendment may be made to the Rights Agreement when the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

Item 2.         Exhibits
Exhibit Number	Description of Exhibit
1.1
Memorandum of Association of the Registrant, as amended and restated (filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference).

1.2
Amended and Restated Articles of Association of the Registrant (filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference).

4.1
Bonus Rights Agreement, dated as of June 7, 2016, between the Company and American Stock Transfer & Trust Company, LLC as Rights Agent (including Exhibit A (Form of Bonus Rights Certificate) and Exhibit B thereto (Summary of Bonus Rights)) (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on June 8, 2016).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

ATTUNITY LTD.
By: /s/ Dror Harel-Elkayam
Dror Harel-Elkayam Chief Financial Officer and Secretary

Date: June 8, 2016

EXHIBIT INDEX
Exhibit Number	Description of Exhibit
1.1
Memorandum of Association of the Registrant, as amended and restated (filed as Exhibit 3.1 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference).

1.2
Amended and Restated Articles of Association of the Registrant (filed as Exhibit 3.2 to the Registrant’s Registration Statement on Form F-3, filed with the SEC on September 27, 2012, and incorporated herein by reference).

4.1
Bonus Rights Agreement, dated as of June 7, 2016, between the Company and American Stock Transfer & Trust Company, LLC as Rights Agent (including Exhibit A (Form of Bonus Rights Certificate) and Exhibit B thereto (Summary of Bonus Rights)) (incorporated by reference to Exhibit 99.2 of the Company’s Form 6-K filed with the SEC on June 8, 2016).